UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

4-2 Ohtemachi 1-Chome

Chiyoda-Ku, Tokyo, 100-8088 Japan

Attention: General Manager

Telephone: 81 3 3282 7398

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on behalf of filing persons)

November 9, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	Name of reporting persons Marubeni Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 17,983,555
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,983,555
11.	Aggregate amount beneficially owned by each reporting person 17,983,555
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 22.15%*
14.	Type of reporting person CO

CUSIP No. G0129K104

1.	Name of reporting persons Marubeni Aviation Corporation
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 17,983,555
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,983,555
11.	Aggregate amount beneficially owned by each reporting person 17,983,555
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 22.15%*
14.	Type of reporting person CO

CUSIP No. G0129K104

1.	Name of reporting persons Marubeni Aviation Holding Coöperatief U.A.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization The Netherlands
Number of shares beneficially owned by each reporting person with:	7.	Sole voting power 0
	8.	Shared voting power 17,983,555
	9.	Sole dispositive power 0
	10.	Shared dispositive power 17,983,555
11.	Aggregate amount beneficially owned by each reporting person 17,983,555
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 22.15%*
14.	Type of reporting person CO

*	Based on the 81,187,495 Common Shares that the Issuer reported as issued and outstanding as of October 30, 2015 in the Issuer’s Quarterly Report on Form 10-Q filed November 3, 2015.

Explanatory Statement

This Amendment No. 11 (“Amendment No. 11”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 10 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 11 is being filed jointly by the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby supplemented by the addition of the following:

From August 26, 2015, which was the date of the most recent amendment to the Schedule 13D, through November 9, 2015, MHC purchased an aggregate of 835,103 Common Shares pursuant to the Stock Purchase Plan Engagement Agreement between MHC and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated February 19, 2015, as amended. Details of these purchases are set forth on Exhibit 7.14 and are incorporated herein by reference. After giving effect to these purchases, MHC owns an aggregate of 17,983,555 Common Shares. Based on the 81,187,495 Common Shares reported to be outstanding in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2015, the number of Common Shares beneficially owned by the Reporting Persons as of November 9, 2015 represents approximately 22.15% of the Common Shares outstanding.

Item 7. Material To Be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.14	Purchases of Common Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2015

MARUBENI CORPORATION

By:	/s/ Akira Kotaki
Name:	Akira Kotaki
Title:	General Manager, Aerospace & Defense Systems Dept.

MARUBENI AVIATION CORPORATION

By:	/s/ Akira Kotaki
Name:	Akira Kotaki
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Akira Kotaki
Name:	Akira Kotaki
Title:	Managing Director